Ratio of earnings to fixed charges

Ratio of earnings to fixed charges

in	6M07	2006	2005	2004	2003	2002

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	9,863	14,300	7,401	7,369	4,658	(1,348)

Income from investments in associates	(52)	(124)	(286)	(169)	(55)	152

Pre-tax earnings from continuing operations	9,811	14,176	7,115	7,200	4,603	(1,196)

Fixed charges:

Interest expense	26,973	43,703	29,198	18,796	16,349	20,938

Interest portion of rentals[1]	287	577	543	542	551	642

Preferred dividend requirements	0	0	0	0	133	133

Total fixed charges	27,260	44,280	29,741	19,338	17,033	21,713

Pre-tax earnings before fixed charges	37,071	58,456	36,856	26,538	21,636	20,517

Minority interests	2,260	3,630	1,948	1,080	150	150

Earnings before fixed charges and provision for income taxes	34,811	54,826	34,908	25,458	21,486	20,367

Ratio of earnings to fixed charges[2]	1.28	1.24	1.17	1.32	1.26	0.94

1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor. 2 The deficiency in the coverage of fixed charges by earnings before fixed charges was CHF 1,346 million as of December 31, 2002.